UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

BlackLine, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

09239B 109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09239B 109

(1)	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners TT GP, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 6,701,176
(6) SHARED VOTING POWER -0-
(7) SOLE DISPOSITIVE POWER 6,701,176
(8) SHARED DISPOSITIVE POWER -0-
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,701,176
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.68%1
(12)	TYPE OF REPORTING PERSON CO

1	The percent of class was calculated based on 52,851,442 shares of common stock issued and outstanding as of November 1, 2017, as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 8, 2017.

CUSIP No. 09239B 109

(1)	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners GP, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 6,701,176
(6) SHARED VOTING POWER -0-
(7) SOLE DISPOSITIVE POWER 6,701,176
(8) SHARED DISPOSITIVE POWER -0-
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,701,176
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.68%1
(12)	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 52,851,442 shares of common stock issued and outstanding as of November 1, 2017, as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 8, 2017.

CUSIP No. 09239B 109

(1)	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 4,161,131
(6) SHARED VOTING POWER -0-
(7) SOLE DISPOSITIVE POWER 4,161,131
(8) SHARED DISPOSITIVE POWER -0-
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,161,131
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.87%1
(12)	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 52,851,442 shares of common stock issued and outstanding as of November 1, 2017, as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 8, 2017.

CUSIP No. 09239B 109

(1)	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners-B, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 1,044,360
(6) SHARED VOTING POWER -0-
(7) SOLE DISPOSITIVE POWER 1,044,360
(8) SHARED DISPOSITIVE POWER -0-
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,360
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.98%1
(12)	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 52,851,442 shares of common stock issued and outstanding as of November 1, 2017, as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 8, 2017.

CUSIP No. 09239B 109

(1)	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners Co-Invest, L.P., BL Series
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 1,307,091
(6) SHARED VOTING POWER -0-
(7) SOLE DISPOSITIVE POWER 1,307,091
(8) SHARED DISPOSITIVE POWER -0-
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,307,091
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.47%1
(12)	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 52,851,442 shares of common stock issued and outstanding as of November 1, 2017, as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 8, 2017.

CUSIP No. 09239B 109

(1)	NAMES OF REPORTING PERSONS ICONIQ Strategic Partners Co-Invest, L.P., BL2 Series
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 188,594
(6) SHARED VOTING POWER -0-
(7) SOLE DISPOSITIVE POWER 188,594
(8) SHARED DISPOSITIVE POWER -0-
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,594
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.36%1
(12)	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 52,851,442 shares of common stock issued and outstanding as of November 1, 2017, as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 8, 2017.

CUSIP No. 09239B 109

(1)	NAMES OF REPORTING PERSONS William J. G. Griffith
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 6,718,278*
(6) SHARED VOTING POWER -0-
(7) SOLE DISPOSITIVE POWER 6,718,278*
(8) SHARED DISPOSITIVE POWER -0-
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,718,278*
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.71%1
(12)	TYPE OF REPORTING PERSON IN

*	Mr. Griffith holds 17,102 shares of Common Stock through a family trust that is controlled by him.
1	The percent of class was calculated based on 52,851,442 shares of common stock issued and outstanding as of November 1, 2017, as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 8, 2017.

CUSIP No. 09239B 109

(1)	NAMES OF REPORTING PERSONS Divesh Makan
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 6,718,263*
(6) SHARED VOTING POWER -0-
(7) SOLE DISPOSITIVE POWER 6,718,263*
(8) SHARED DISPOSITIVE POWER -0-
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,718,263*
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.71%1
(12)	TYPE OF REPORTING PERSON IN

*	Mr. Makan holds 17,087 shares of Common Stock through a family trust that is controlled by him.
1	The percent of class was calculated based on 52,851,442 shares of common stock issued and outstanding as of November 1, 2017, as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 8, 2017.

CUSIP No. 09239B 109

Item 1.	Issuer

(a)	Name of Issuer:

BlackLine, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

21300 Victory Boulevard, 12th Floor

Woodland Hills, CA 91367

Item 2.	Filing Person

(a)–(c)	Name of Persons Filing; Address; Citizenship:

This Schedule 13G is filed jointly by the following persons (the “Reporting Persons”)

(i)	ICONIQ Strategic Partners TT GP Ltd., a Cayman Island company (the “GP Ltd.”)

(ii)	ICONIQ Strategic Partners GP, L.P., a Cayman Island limited partnership (the “General Partner”);

(iii)	ICONIQ Strategic Partners, L.P., a Cayman Island limited partnership (the “Fund”); and

(iv)	ICONIQ Strategic Partners–B, L.P., a Cayman Island limited partnership (the “Strategic Partners”);

(v)	ICONIQ Strategic Partners Co-Invest, L.P., BL Series a Delaware limited partnership (the “Co-Invest BL”);

(vi)	ICONIQ Strategic Partners Co-Invest, L.P., BL2 Series a Delaware limited partnership (the “Co-Invest BL2”);

(vii)	Mr. William J. G. Griffith, a citizen of the United States (“Mr. Griffith”); and

(viii)	Mr. Divesh Makan, a citizen of the United States (“Mr. Makan”)

The address of the principal business office of each of the Reporting Persons is 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.

(d)	Title of Class of Securities:

Common stock, $0.01 par value per share (the “Common Stock”)

(e)	CUSIP Number:

09239B 109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 09239B 109

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned as of the date hereof:

The Fund directly owns 4,161,131 shares of Common Stock; Strategic Partners owns directly 1,044,360 shares of Common Stock; Co-Invest BL owns directly 1,307,091 shares of Common Stock; and Co-Invest BL2 owns directly 188,594 shares of Common Stock (collectively the “ICONIQ Funds”, and the shares held by the ICONIQ Funds, the “ICONIQ Shares”).

The General Partner is the general partner of the ICONIQ Funds and may be deemed to beneficially own 6,701,176 shares of Common Stock held by the ICONIQ Funds, which represents approximately 12.68% of the outstanding shares of Common Stock.

The GP Ltd. is the general partner of the General Partner and may be deemed to beneficially own 6,701,176 shares of Common Stock held by the ICONIQ Funds, which represents approximately 12.68% of the outstanding shares of Common Stock.

Mr. Griffith is a member of the Board of Directors of the Issuer and is also an equity holder and director of GP Ltd., he may be deemed to beneficially own the ICONIQ Funds.

Mr. Makan is an equity holder and director of GP Ltd., he may be deemed to beneficially own the ICONIQ Funds.

The ICONIQ Funds are party to a Stockholders’ Agreement, dated as of October 27, 2016 (the “Stockholders’ Agreement”), by and among entities affiliated with each of Silver Lake Sumeru Fund, L.P., Silver Lake Technology Investors Sumeru, L.P., Therese Tucker and Mario Spanicciati (collectively, the “Other Stockholders”) and the Company.

Under the Stockholders’ Agreement, the ICONIQ Funds have the right to designate one member of the Company’s board of directors. The Stockholders’ Agreement requires the parties thereto to vote their shares of Common Stock for the directors that are designated in accordance with the provisions of the Stockholders’ Agreement. The Stockholders’ Agreement also contains certain provisions regarding proposed sales of the Common Stock, transfer restrictions with respect to the shares of the Common Stock and certain consent requirements with respect to certain actions of the Company, as described in further detail in the Company’s registration statement. By virtue of being a party to the Stockholders’ Agreement, each of the ICONIQ Funds and the other the reporting persons on this Schedule 13G may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Other Stockholders and/or certain of their affiliates. Pursuant to such definition, each of the ICONIQ Funds and the other reporting persons and the Other Stockholders may be deemed to beneficially own the shares of the Common Stock beneficially owned by each other solely for such purposes. Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 29,199,420 shares of Common Stock (which includes an option held by one of the Other Stockholders to purchase 48,280 shares of Common Stock exercisable within 60 days of December 31, 2017), or 55.24% of the Common Stock of the Issuer calculated pursuant to Rule 13d-3.

The share ownership reported for the ICONIQ Funds and the other reporting persons on this Schedule 13G does not include any shares of the Common Stock owned by the Other Stockholders, and each of the ICONIQ Funds and the other reporting persons on this Schedule 13G disclaims beneficial ownership of any shares of the Common Stock owned by the Other Stockholders.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
GP Ltd.	6,701,176	-0-	6,701,176	-0-
General Partner	6,701,176	-0-	6,701,176	-0-
Fund	4,161,131	-0-	4,161,131	-0-
Strategic Partners	1,044,360	-0-	1,044,360	-0-
Co-Invest BL	1,307,091	-0-	1,307,091	-0-
Co-Invest BL2	188,594	-0-	188,594	-0-
Mr. Griffith	6,718,278	-0-	6,718,278	-0-
Mr. Makan	6,718,263	-0-	6,718,263	-0-

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 52,851,442 shares of common stock issued and outstanding as of November 1, 2017, as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 8, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

ICONIQ Strategic Partners TT GP, LTD.

By	/s/ Kevin Foster
Name: Kevin Foster Title: Senior Vice President

ICONIQ Strategic Partners GP, L.P. By: ICONIQ Strategic Partners TT GP, Ltd. Its: General Partner

By	/s/ Kevin Foster
Name: Kevin Foster Title: Senior Vice President

ICONIQ Strategic Partners, L.P. By: ICONIQ Strategic Partners GP, L.P. Its: General Partner By: ICONIQ Strategic Partners TT GP, Ltd. Its: General Partner

By	/s/ Kevin Foster
Name: Kevin Foster Title: Senior Vice President

ICONIQ Strategic Partners-B, L.P. By: ICONIQ Strategic Partners GP, L.P. Its: General Partner By: ICONIQ Strategic Partners TT GP, Ltd. Its: General Partner

By	/s/ Kevin Foster
Name: Kevin Foster Title: Senior Vice President

ICONIQ Strategic Partners Co-Invest, L.P., BL Series By: ICONIQ Strategic Partners GP, L.P. Its: General Partner By: ICONIQ Strategic Partners TT GP, Ltd. Its: General Partner

By	/s/ Kevin Foster
Name: Kevin Foster Title: Senior Vice President

ICONIQ Strategic Partners Co-Invest, L.P., BL2 Series By: ICONIQ Strategic Partners GP, L.P. Its: General Partner By: ICONIQ Strategic Partners TT GP, Ltd. Its: General Partner

By	/s/ Kevin Foster
Name: Kevin Foster Title: Senior Vice President

William J.G. Griffith

/s/ William J.G. Griffith

Divesh Makan

/s/ Divesh Makan

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 12, 2018

ICONIQ Strategic Partners TT GP, LTD.

By	/s/ Kevin Foster
Name: Kevin Foster Title: Senior Vice President

ICONIQ Strategic Partners GP, L.P. By: ICONIQ Strategic Partners TT GP, Ltd. Its: General Partner

By	/s/ Kevin Foster
Name: Kevin Foster Title: Senior Vice President

ICONIQ Strategic Partners, L.P. By: ICONIQ Strategic Partners GP, L.P. Its: General Partner By: ICONIQ Strategic Partners TT GP, Ltd. Its: General Partner

By	/s/ Kevin Foster
Name: Kevin Foster Title: Senior Vice President

ICONIQ Strategic Partners-B, L.P. By: ICONIQ Strategic Partners GP, L.P. Its: General Partner By: ICONIQ Strategic Partners TT GP, Ltd. Its: General Partner

By	/s/ Kevin Foster
Name: Kevin Foster Title: Senior Vice President

ICONIQ Strategic Partners Co-Invest, L.P., BL Series By: ICONIQ Strategic Partners GP, L.P. Its: General Partner By: ICONIQ Strategic Partners TT GP, Ltd. Its: General Partner

By	/s/ Kevin Foster
Name: Kevin Foster Title: Senior Vice President

ICONIQ Strategic Partners Co-Invest, L.P., BL2 Series By: ICONIQ Strategic Partners GP, L.P. Its: General Partner By: ICONIQ Strategic Partners TT GP, Ltd. Its: General Partner

By	/s/ Kevin Foster
Name: Kevin Foster Title: Senior Vice President

William J.G. Griffith

/s/ William J.G. Griffith

Divesh Makan

/s/ Divesh Makan